VIA EDGAR
October 1, 2010
Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 9, 2010 (the “Form 10-Q”)
File No. 001-33852
Dear Ms. Collins,
Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 17, 2010 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response.
General
1.
We note your pending request for confidential treatment in connection with portions of Exhibit 10.1 to your Form 10-Q for the Fiscal Quarter Ended June 30, 2010. We are currently processing this request and will issue comments to you in a forthcoming letter.

The Company notes the Staff’s comment and will respond to any comments from the Staff regarding its request for confidential treatment of portions of Exhibit 10.1 to the Company Form 10-Q for the Fiscal Quarter Ended June 30, 2010 upon receipt of the letter.

Form 10-K for Fiscal Year Ended December 31, 2009
Notes to Financial Statements
Note 8. Warrants, page 55
2.
We note you issued Series I and II warrants in connection with the private placement transaction that closed on September 11, 2009. It is unclear to us based on your disclosures on page 32, as well as in Note 8, how you determined that these instruments should receive equity classification. For both Series I and Series II warrants, please clarify for us the terms of the warrants and provide the analysis you performed pursuant to ASC 815-40-15 in order to determine the appropriate accounting classification and treatment for these instruments.

The Company respectfully notes the Staff’s comment. On September 11, 2009, the Company closed a private placement transaction pursuant to which the Company sold shares of common stock and three series of warrants exercisable for shares of common stock. In filings with the Commission, the Company refers to these warrants as the Series I, Series II and Series III warrants (collectively, the “Warrants”). In evaluating the Warrants to determine the proper accounting, the Company considered the guidance of FASB ASC 815-40-15.
For the Staff’s convenience and as previously disclosed in the Company’s filings by the Commission, the following is a summary of the three forms of the Warrants:
Series I: The Series I Warrants give the investors in the transaction rights to purchase the same number of shares purchased in the transaction over a 5-year term at an exercise price equal to 125% of the price per share paid in the transaction, subject to anti-dilution protection that could reduce the exercise price; provided however, that in no event shall such exercise price be reduced to less than $3.17.
Series II: The Series II Warrants gave the investors in the transaction pricing protection for the transaction with a floor price of $1.25 per share. In the event the market price of the Company’s common stock declined to a price below the $2.52 per share paid in the transaction as of a certain date (such date, the “Warrant Exercise Date”), the Series II Warrants would have been automatically exercised on a cashless exercise basis and a number of additional shares would have been issued to the investors.
Series III: At the Warrant Exercise Date, the Series III Warrants gave the investors in the transaction a 60-day right to purchase an additional $6 million of the Company’s common stock at $2.25 per share. The Series III Warrants were not subject to any adjustments with respect to the exercise price or number of shares covered.

The following is a summary of the Company’s equity classification analysis performed regarding the three forms of the Warrants:
The Series III Warrants:
The Series III Warrants had no provisions for adjustments and were considered part of the equity transaction without more evaluation.
The Series I and II Warrants:
The Series I and Series II Warrants had provisions that raised potential liability accounting.
The Company considered the guidance in ASC 815-40-15 (formerly EITF 00-19 and EITF 07-5). The Company determined the Warrants were derivatives in accordance with ASC 815-10-15-83 and performed an analysis to determine if the Warrants were to be considered indexed to the Company’s common stock using the two-step approach in accordance with the guidance under 815-40-15-7. The Company’s analysis was as follows:
a.
Evaluate the Warrant’s contingent exercise provisions, if any. The Company determined that the Warrants were not exercisable upon achieving a target in any observable market (other than the market for the issuer’s stock) or an observable index (for example, sales revenue, EBITDA, or total equity).

b.
Evaluate the Warrants’ settlement provisions. In evaluating the settlement provisions of the Warrants, the Company determined that the settlement amount was equal to the difference between the (a) fair value of a fixed number of the Company’s equity shares and (b) a fixed monetary amount. While the strike price for the Warrants was not fixed, the Company considered the Warrants to be indexed to the Company’s common stock because the only variables were the strike price of the Warrants and expected dividends, both inputs to the fair value determination explicitly allowed under ASC 815-40-15-7E.

Based on the Company’s determination that the Warrants were considered indexed to the Company’s common stock, the Company determined the Warrants were not debt instruments but equity instruments and recorded no amounts in the Company’s balance sheet for the issuance of these Warrants.
The Company also performed an analysis to determine that the shares issuable upon exercise of the Warrants met the necessary requirements to receive equity accounting under FASB ASC 815-40-25-10. In conducting the analysis, the Company considered the following relevant factors:
•	The “Contract”(as that term is used in FASB ASC 815-40-25-10) did not include any provision that could require net-cash settlements.
•	The Contract must permit the Company to settle in unregistered shares.
•	The Company must have sufficient authorized and unissued shares to settle the maximum number of shares.
•	The Contract must contain an explicit limit on the number of shares to be delivered in a share settlement.

•	There are no required cash payments to the counterparty should the Company fail to make timely filings with the Commission.

•
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (a “make-whole” provision”).

•	The Contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for shares.

•	There are no provisions in the Contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•	There is no requirement in the Contract to post collateral at any point or for any reason.
Based on the Company’s review of these requirements, the Company is satisfied the Warrants issued in connection with the September 2009 private placement transaction were properly accounted for as equity.
Item 9A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 62
3.
You have disclosed that your annual report does not include an attestation report from the company’s registered public accounting firm regarding internal control over financial reporting. However, such a report was provided on page 61. Please remove this disclosure from future filings when the report from the registered public accounting firm is included.

The Company respectfully notes the Staff’s comment and will remove disclosure from future filings that the Company’s annual report does not include an attestation report when such a report has been included.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Equity Compensation Plan Information (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 29, 2010)
Voting Securities and Principal Holders, page 35
4.
We note from your risk factor disclosure on page 27 that a group of stockholders entered into a voting agreement, which requires them to vote all of their shares of voting stock in a particular manner. In your future filings, consider supplementing the tabular information required by Item 403 of Regulation S-K by including, for example, footnote disclosure, that concisely describes the effective impact of the voting agreement on the number of shares and percentage ownership as to which the directors and/or affiliates effectively exercise voting rights over the shares.

The Company respectfully notes the Staff’s comment and will include footnote disclosure in future filings, as suggested by the Staff, that concisely describes the effective impact of the voting agreement on the number of shares and percentage ownership as to which the directors, officers and/or affiliates effectively exercise voting rights over the Company’s outstanding securities.
Form 10-Q for Fiscal Quarter ending June 30, 2010
Notes to the Financial Statements
Note 11 — Litigation, page 10
5.	We note that in May 2010 you entered into a Settlement and License Agreement with Microsoft for $200 million. With regards to this Agreement, please provide us with the following information:
•
Describe in further detail the terms, arrangements, obligations and rights associated with the litigation settlement. Tell us each element specified in the Agreement and how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating such elements;

•	Tell us how you determined the value of each element;

•
Tell us how you determined that classification of the entire payment as revenue during the three months ended June 30, 2010 was appropriate. In your response, please address how you determined that the payment to SAIC should be classified as a cost of revenue versus a reduction to revenue;

•	Please cite the specific accounting guidance you relied upon; and

•	Tell us your consideration to include a discussion of your accounting policy for such arrangements in your Summary of Significant Accounting Policies footnote disclosures.
The Company respectfully notes the Staff’s comment and provides the following responsive analysis with respect to the litigation settlement with Microsoft Corporation (the “Microsoft Settlement”.) The Microsoft Settlement consisted of an agreement by the Company to enter into a perpetual license with Microsoft concerning certain of the Company’s patents. With respect to the guidance provided by ASC 605-25-25, in connection with this license, there are no multi-deliverables by the Company, no future obligations by the Company and no time element to the license. As reported in the Form 10-Q, the Company thought it appropriate to reflect the revenue received in connection with the Microsoft Settlement during the three months ended June 30, 2010.
As the Microsoft Settlement was a new, one-time event and the Company fully received the payment from Microsoft in connection with the Microsoft Settlement, the Company thought it appropriate to note this application of revenue recognition and summarize its analysis in the Form 10-Q under the heading “Revenue Recognition”.

In determining that the payment to SAIC should be classified as a cost of revenue versus a reduction to revenue, the Company relied upon the guidance of ASC 605-45 (formerly EITF 99-19) that establishes the indicators of reporting revenue gross versus net. The Company evaluated the following three factors relevant to ASC 605-45. One, the Company, not SAIC, was the primary obligor of the Microsoft Settlement. Two, the Company had the responsibility to set the price with Microsoft of the Microsoft Settlement, not SAIC. And three, the Company, in discussions with Microsoft, set the terms of the Microsoft Settlement, not SAIC. In addition, the amount due to SAIC was a set royalty percentage up to a cap, and was not a part of the Microsoft Settlement. Certain indicators of net reporting, which would have included considering whether SAIC bore credit risk of non-payment or was the primary obligor in the Microsoft Settlement, were not present. Taken together, the Company respectfully considers it appropriate to treat the payment to SAIC as a cost of revenue versus a reduction to revenue.
Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 15
6.
We note that you expect to use the net proceeds from the settlement agreement with Microsoft Corporation to fund your operations and provide working capital for general corporate purposes for at least the next 12 months. Given that your revenues generated for the three months ended June 30, 2010 substantially increased from $7,207 in three months ended June 30, 2009 to approximately $200 million in the three months ended June 30, 2010, consider expanding your disclosure to address any known trends and/or material commitments for capital expenditures and the general purpose of such commitments, to help investors better understand your financial condition. Briefly describe in your response letter and with a view towards enhanced disclosure in future filings, the impact of these revenues on your business operations and whether the revenues received from the settlement agreement should be deemed an unusual or infrequent event to your results of operations.

The Company respectfully notes the Staff’s comments and will include enhanced disclosure in future filings (1) to provide more detail on any additional trends in expenditures or intended uses of the Company’s results of operations, and (2) to emphasize that investors should not expect each fiscal quarter of the Company to result in sharp increases in revenue similar to what the Company experienced with the Microsoft Settlement in the three months ended June 30, 2010.
At the time of filing the Form 10-Q, the Company’s material commitments for its capital expenditures were as disclosed in the Form 10-Q; namely, the Company had an obligation to make a payment to SAIC and satisfy other expenses associated with the litigation, and the Company also needed to provide for certain taxes on the Company’s income.
As also disclosed in the Form 10-Q and previous filings with the Commission, the Company has expressed its intent to establish the exclusive secure domain name registry in the United States and other markets around the world. In doing so, the Company intends to license and otherwise monetize its intellectual property portfolio, and to protect it against potential intellectual property infringement claims.

As an example of protecting its intellectual property portfolio as part of its business operations, and something that was disclosed in a Current Report on Form 8-K on August 12, 2010 and will be further discussed in the Company’s next Quarterly Report on Form 10-Q, the Company announced that it had filed a complaint against Aastra USA, Inc., Aastra Technologies Ltd., Apple Inc., Cisco Systems, Inc., NEC Corporation, and NEC Corporation of America in the United States District Court for the Eastern District of Texas, Tyler Division (the “New Complaint”). The New Complaint includes allegations of patent infringement regarding five patents owned by the wholly-owned operating subsidiary of the Company, VirnetX, Inc. (“VirnetX”) VirnetX seeks both damages and injunctive relief in the New Complaint.
The Company anticipates that certain of the proceeds generated in connection with the Microsoft Settlement will be applied towards the expenses of the New Complaint, and will disclose such information in the Company’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2010 (the “Next 10-Q”). In addition, in Next 10-Q, the Company will also emphasize that investors should not expect the Company to receive revenues from the New Complaint unless and until the New Complaint is resolved in the Company’s favor.
Item 1A — Risk Factors
“We expect that we will be substantially dependent on a concentrated number of customers...” page 22
7.
To the extent that you have chosen to include risk factor disclosure, please note that quantitative information should be included when necessary to provide the context needed to appreciate the extent of the conditions or uncertainties identified in the risk factor. As an example, your risk factor, in which you may be substantially dependent on a limited number of customers, should be updated to quantify the number of customers upon which you depend.

The Company notes the Staff’s comment and intends to include additional quantitative statements in the Company’s future filings when the Company has relevant facts to disclose regarding its customer base. The Company anticipates that its customer base will be concentrated and considers this information to be material to investors, but the Company did not have the customers or the data to disclose at the time of the Form 10-Q, or will have such customers or data in connection with the Next 10-Q.
***

This letter acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any questions on the foregoing.
Very truly yours,
/s/ Kendall Larsen
Kendall Larsen
Chief Executive Officer
VirnetX Holding Corporation
cc:    Lowell D. Ness (Orrick, Herrington & Sutcliffe LLP)